UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM N-8F
  Application for Deregistration of Certain Registered Investment Companies.

  I. General Identifying Information.

       1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

           [ ] Merger

           [X] Liquidation

           [ ] Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

           [ ] Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

       2. Name of fund: Valgro Funds, Inc.

       3. Securities and Exchange Commission File No.: 811-09635

       4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X] Initial Application            [ ] Amendment

       5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          377 Warren Drive, San Francisco, CA 94131-1033

       6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Robert Rintel
          377 Warren Drive, San Francisco, CA 94131-1033
          (415) 665-5520

       7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

          Robert Rintel
          377 Warren Drive, San Francisco, CA 94131-1033
          (415) 665-5520

       8. Classification of fund (check only one):

          [X] Management company;
          [ ] Unit investment trust; or
          [ ] Face-amount certificate company.

       9. Subclassification if the fund is a management company (check only one):

          [X] Open-end                       [ ] Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Illinois

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Valgro Investments, Inc.
          377 Warren Drive, San Francisco, CA 94131-1033

      12, Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          None: the fund distributed its own securities without an underwriter, as permitted by 15 USC 80a-12(b) for companies qualifying under 15 USC 80a-10(d).

      13. If the fund is a unit investment trust ("UIT") provide:

           (a) Depositor's name(s) and address(es):
           (b) Trustee's name(s) and address(es):

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes                            [X] No

          If Yes, for each UIT state:

          Name(s):
          File No.: 811-
          Business Address:

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes                       [ ] No

               If Yes, state the date on which the board vote took place:

               August 30, 2004

               If No, explain:

           (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes                       [ ] No

               If Yes, state the date on which the shareholder vote took place:

               September 30, 2004

               If No, explain:

 II. Distributions to Shareholders

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes                            [ ] No

           (a) If Yes, list the date(s) on which the fund made those distributions:

               September 30, 2004

           (b) Were the distributions made on the basis of net assets?

               [X] Yes                       [ ] No

           (c) Were the distributions made pro rata based on share ownership?

               [X] Yes                       [ ] No

           (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

           (e) Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes                       [X] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

      17. Closed-end funds only:

          Has the fund issued senior securities?

          [ ] Yes                            [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

      18. Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes                            [ ] No

          If No,

           (a) How many shareholders does the fund have as of the date this form is filed?

           (b) Describe the relationship of each remaining shareholder to the fund:

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes                            [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

      20. Does the fund have any assets as of the date this form is filed? (see question 18 above)

          [ ] Yes                            [X] No

          If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           (b) Why has the fund retained the remaining assets?

           (c) Will the remaining assets be invested in securities?

               [ ] Yes                       [ ] No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes                            [X] No

          If Yes,

           (a) Describe the type and amount of each debt or other liability:

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

 IV. Information About Event(s) Leading to Request For Deregistration

      22.  (a) List the expenses incurred in connection with the Merger or
               Liquidation:

                (i) Legal expenses: $0.00

               (ii) Accounting expenses: $0.00

              (iii) Other expenses (list and identify separately): $0.00

               (iv) Total expenses (sum of lines (i)-(iii) above): $0.00

           (b) How were those expenses allocated?

               The liquidation did not require any expenses other than the kinds and amounts of expenses incurred by the Fund throughout its life, such as normal transaction fees and commissions which reduced net assets before distribution to shareholders. These are not considered to be liquidation expenses since the fund would be incurring them anyway, so they can't be realistically separated from normal operating expenses. The final sale of all security holdings cost $252.77 in commissions and $300 in bank custody fees, but that commission isn't more than the commissions incurred by the fund on most days that trading occurred, and the bank charges a minimum custody fee of $300 per month anyway.

           (c) Who paid those expenses?

               The investment adviser will pay any liquidation expenses that may arise in the future, though none are expected.

           (d) How did the fund pay for unamortized expenses (if any)?

               The investment adviser reimbursed the fund for all unamortized expenses already paid by the fund, amounting to $4,141.14. The investment adviser expects to get some portion of this back from suppliers as a refund. The investment adviser will also pay any unamortized expenses not yet paid by the fund, though none are expected.

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes                            [X] No

          lf Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

  V. Conclusion of Fund Business

      24. Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes                            [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes                            [X] No

          If Yes, describe the nature and extent of those activities:

 VI. Mergers Only

      26.  (a) State the name of the fund surviving the Merger:

           (b) State the Investment Company Act file number of the fund surviving the Merger: 811-

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used used and date the agreement was filed:

           (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf Valgro Funds, Inc., (ii) he or she is the President of Valgro Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Robert Rintel